

July 27, 2011

Via E-mail
Mr. Charles A. Hinrichs
Vice President and Chief Financial Officer
Regal Beloit Corporation
200 State Street
Beloit, Wisconsin 53511-6254

> **Re: Regal Beloit Corporation**
> **Form 10-K for the Fiscal Year Ended January 1, 2011**
> **Filed March 2, 2011**
> **Form 10-Q for the Fiscal Quarter Ended April 2, 2011**
> **Filed May 11, 2011**
> **File No. 1-7283**

Dear Mr. Hinrichs:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 26

1.   We note you attribute changes in revenue and cost of sales to changes in volume and pricing. Please revise future filings to quantify the impact of changes in volume and pricing on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 30

EPC Acquisition, page 31

2.   We note your disclosure in Note 11 on page 58 that no U.S. deferred taxes have been provided on the undistributed non-U.S. subsidiary earnings as they are considered to be permanently invested. Please expand your liquidity disclosures in future filings to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the ability to fund domestic operations or that may be relevant to your financial flexibility with regards to the EPC acquisition or other possible future events. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to the Consolidated Financial Statements, page 44

Note 10 – Shareholders' Equity, page 55

Share-based Incentive Awards, page 55

3.   Please revise future filings to disclose the fair value and assumptions used for these awards for each year for which an income statement is presented. Refer to paragraph 718-10-50 of the Accounting Standards Codification.

Note 12 – Contingencies and Commitments, page 58

4.   FASB ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. It does not appear that you have provided any quantitative information here or in your Form 10-Q as of March 31, 2011. Please revise future filings to disclose the required information. If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your future filings in accordance with FASB ASC 450.

Note 14 – Derivative Financial Instruments, page 59

5.   Please reconcile the amounts shown in the table at the bottom of page 61 with the amounts reflected in the Statements of Comprehensive Income (Loss) on page 42.

Note 16 – Industry Segment Information, page 63

6. The long-lived assets by geographic area disclosed here appears to include intangible assets. Please explain to us how your disclosure here considers the guidance in paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief